RECEIVED

2007 MAY 15 A 10: 27

OFFICE OF INTERNATIONAL CORPORATE FINANCE

smiths

bringing technology to life

Smiths Group plc

765 Finchley Road London NW11 8DS

T: 020 8458 3232 F: 020 8458 4380

www.smiths-group.com

04 May 2007

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington DC 20549
USA

[redacted]

07023517

SUPPL

Your ref : 82-34872

Dear Sir,

Re : **Rule 12g3-2(b) of the Exchange Act**
File Number 82-34872
Smiths Group plc

Please find enclosed copies of documents Smiths Group plc has recently:

- filed at Companies House, pursuant to the Companies Act 1985, and/or
- mailed to the Company's shareholders, pursuant to the same Act; and/or
- submitted to the Regulatory News Service of the London Stock Exchange, in compliance with the Listing Rules and/or Disclosure & Transparency Rules of the UKLA

as detailed on the enclosed summary sheet(s).

These documents are submitted in accordance with the requirements of Rule 12g3-2(b) of the Exchange Act.

Yours faithfully,

N.R. Burdett
Assistant Secretary

Direct Line: 020 8457 8229
Local fax: 020 8201 8041
e-mail: neil.burdett@smiths-group.com

PROCESSED
MAY 17 2007
THOMSON
FINANCIAL

dlw 5/16

INFORMATION SUBMITTED TO THE REGULATORY NEWS SERVICE, LONDON STOCK EXCHANGE

26 APRIL TO 04 MAY 2007

337	26/04/2007 : 16:03:00	Smiths Group PLC - Director Declaration
338	26/04/2007 : 16:04:00	Smiths Group PLC - Additional Listing
339	27/04/2007 : 09:43:00	Smiths Group PLC - Additional Listing
340	27/04/2007 : 17:56:00	Smiths Group PLC - Holding(s) in Company
341	30/04/2007 : 09:20:00	Smiths Group PLC - Additional Listing
342	30/04/2007 : 17:54:00	Smiths Group PLC - Total Voting Rights
343	01/05/2007 : 12:25:00	Smiths Group PLC - Additional Listing
344	01/05/2007 : 14:49:00	Smiths Group PLC - Blocklisting Interim Review
345	02/05/2007 : 10:21:00	Smiths Group PLC - Additional Listing
346	04/05/2007 : 16:30:00	Smiths Group PLC - Disposal
347	04/05/2007 : 16:31:00	Smiths Group PLC - Directorate Change

Free annual report

RECEIVED

2007 MAY 15 A 10:27

smiths

Company	Smiths Group PLC
TIDM	SMIN
Headline	Direc.or Declaration
Released	16:03 26-Apr-07
Number	6069V

26 APRIL 2007

SMITHS GROUP PLC

NOTIFICATION UNDER LISTING RULE LR 9.6.14R
DETAILS OF A CHANGE IN DIRECTORSHIPS HELD BY A CURRENT DIRECTOR

Mr Donald Brydon, the Chairman of Smiths Group plc, resigned as a director of Scottish Power plc on 23 April 2007.

Contact for queries:
Neil Burdett
Smiths Group plc
765 Finchley Road
London NW11 8DS
Tel: 020 8457 8229

END

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	16:04 26-Apr-07
Number	6070V

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

END

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	09:43 27-Apr-07
Number	6404V

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Holding(s) in Company
Released	17:56 27-Apr-07
Number	7128V

smiths

TR-1: Notifications of Major Interests in Shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	**Smiths Group plc**
2. Reason for notification (yes/no)	
An acquisition or disposal of voting rights	**Yes**
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	**No**
An event changing the breakdown of voting rights	**No**
Other (please specify):______________	**No**
3. Full name of person(s) subject to notification obligation:	**Credit Suisse Securities (Europe) Limited**
4. Full name of shareholder(s) (if different from 3):	**Credit Suisse Securities (Europe) Limited, Credit Suisse International**
5. Date of transaction (and date on which the threshold is crossed or reached if different):	**25.04.2007**
6. Date on which issuer notified:	**27.04.2007**
7. Threshold(s) that is/are crossed or reached:	**3%**

8: Notified Details

A: Voting rights attached to shares

Class/type of shares If possible use ISIN code	Situation previous to the triggering transaction		Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights	Number of shares	Number of voting rights		Percentage of voting rights	
				Direct	Indirect	Direct	Indirect
ORD – GB0008182700	n/a	n/a	17,402,054	17,402,054	n/a	3.03%	n/a

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/converted)	Percentage of voting rights

Total (A+B)	
Number of voting rights	Percentage of voting rights
17,402,054	3.03%

9. Chain of controlled undertakings through which the voting rights and /or the financial instruments are effectively held, if applicable:
Credit Suisse Securities (Europe) Limited and Credit Suisse International are part of the Investment Banking division of Credit Suisse ("CSIBD"), which is part of the Credit Suisse Group ("CSG"). CSIBD is a segregated business unit within CSG with an independent management structure and exercises its voting rights independently from other divisions of CSG.

Proxy Voting:	
10. Name of proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	
14 Contact name:	Glenda Burford
15. Contact telephone name:	+44 20 7888 3599

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	09:20 30-Apr-07
Number	7383V

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

END

Company	Smiths Group PLC
TIDM	SMIN
Headline	Total Voting Rights
Released	17:54 30-Apr-07
Number	8275V

smiths

30 APRIL 2007

SMITHS GROUP PLC – VOTING RIGHTS AND SHARE CAPITAL

DISCLOSURE AND TRANSPARENCY RULES DTR 5.6.1 R

TOTAL VOTING RIGHTS = 573,985,047

As at 30 April 2007 the issued share capital of Smiths Group plc comprised 573,985,047 ordinary shares of 25p each nominal value, all of which have been admitted to the Official List of the FSA and admitted to trading on the London Stock Exchange. Each share has one vote on a poll.

Smiths Group plc does not hold any shares in treasury.

Therefore, the total number of voting rights in Smiths Group plc is 573,985,047, which number should be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they determine if they are required to notify their interest in or a change to their interest in the share capital of Smiths Group plc under the FSA's Disclosure and Transparency Rules.

END

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	12:25 01-May-07
Number	8692V

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Blocklisting Interim Review
Released	14:49 01-May-07
Number	8826V

smiths

01 MAY 2007

LISTING RULE LR 3.5.6

BLOCKLISTING SIX MONTHLY RETURN

1. Name of *applicant*: SMITHS GROUP PLC

2. Names of schemes:

SMITHS GROUP SHARESAVE SCHEME (FORMERLY SMITHS INDUSTRIES 1982 SAYE SHARE OPTION SCHEME)

SMITHS INDUSTRIES (1984) EXECUTIVE SHARE OPTION SCHEME

SMITHS INDUSTRIES OVERSEAS EXECUTIVE SHARE OPTION SCHEME

SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME

ISSUES PURSUANT TO MERGER WITH TI GROUP PLC FOLLOWING EXERCISE OF TI GROUP SHARE OPTIONS

TI GROUP 1990 EXECUTIVE SHARE OPTION SCHEME

TI GROUP 1999 EXECUTIVE SHARE OPTION SCHEME

TI GROUP 1981 SAVINGS RELATED SHARE OPTION SCHEME

TI GROUP 1994 SAVINGS RELATED SHARE OPTION SCHEME

3. Period of return: FROM 01.11.2006 TO 30.04.2007

4. Balance under scheme from previous return:

SCHEME	*ORDINARY SHARES*
SMITHS GROUP SHARESAVE SCHEME	52,124
SMITHS INDUSTRIES (1984) EXECUTIVE SHARE OPTION SCHEME	0
SMITHS INDUSTRIES OVERSEAS EXECUTIVE SHARE OPTION SCHEME	97,127
SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME	3,780,012
ISSUES PURSUANT TO MERGER WITH TI GROUP PLC FOLLOWING EXERCISE OF TI GROUP SHARE OPTIONS	301,265
TI GROUP 1990 EXECUTIVE SHARE OPTION SCHEME	320,423
TI GROUP 1999 EXECUTIVE SHARE OPTION SCHEME	151,899
TI GROUP 1981 SAVINGS RELATED SHARE OPTION SCHEME	207,513
TI GROUP 1994 SAVINGS RELATED SHARE OPTION SCHEME	346,989

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:

SCHEME	*ORDINARY SHARES*
SMITHS GROUP SHARESAVE SCHEME	180,000
SMITHS INDUSTRIES (1984) EXECUTIVE SHARE OPTION SCHEME	0
SMITHS INDUSTRIES OVERSEAS EXECUTIVE SHARE OPTION SCHEME	0
SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME	1,620,000
ISSUES PURSUANT TO MERGER WITH TI GROUP PLC FOLLOWING EXERCISE OF TI GROUP SHARE OPTIONS	0
TI GROUP 1990 EXECUTIVE SHARE OPTION SCHEME	0
TI GROUP 1999 EXECUTIVE SHARE OPTION SCHEME	180,000
TI GROUP 1981 SAVINGS RELATED SHARE OPTION SCHEME	0
TI GROUP 1994 SAVINGS RELATED SHARE OPTION SCHEME	0

6. Number of *securities* issued/allotted under scheme during period:

SCHEME	*ORDINARY SHARES*
SMITHS GROUP SHARESAVE SCHEME	58,920
SMITHS INDUSTRIES (1984) EXECUTIVE SHARE OPTION SCHEME	0
SMITHS INDUSTRIES OVERSEAS EXECUTIVE SHARE OPTION SCHEME	0
SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME	4,387,402
ISSUES PURSUANT TO MERGER WITH TI GROUP PLC FOLLOWING EXERCISE OF TI GROUP SHARE OPTIONS	0
TI GROUP 1990 EXECUTIVE SHARE OPTION SCHEME	31,970
TI GROUP 1999 EXECUTIVE SHARE OPTION SCHEME	141,656
TI GROUP 1981 SAVINGS RELATED SHARE OPTION SCHEME	0
TI GROUP 1994 SAVINGS RELATED SHARE OPTION SCHEME	2,432

7. Balance under scheme not yet issued/allotted at end of period:

SCHEME	*ORDINARY SHARES*
SMITHS GROUP SHARESAVE SCHEME	173,204
SMITHS INDUSTRIES (1984) EXECUTIVE SHARE OPTION SCHEME	0
SMITHS INDUSTRIES OVERSEAS EXECUTIVE SHARE OPTION SCHEME	97,127
SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME	1,012,610
ISSUES PURSUANT TO MERGER WITH TI GROUP PLC FOLLOWING EXERCISE OF TI GROUP SHARE OPTIONS	301,265
TI GROUP 1990 EXECUTIVE SHARE OPTION SCHEME	288,453

TI GROUP 1999 EXECUTIVE SHARE OPTION SCHEME	190,243
TI GROUP 1981 SAVINGS RELATED SHARE OPTION SCHEME	207,513
TI GROUP 1994 SAVINGS RELATED SHARE OPTION SCHEME	344,557

8. Number and *class* of *securities* originally listed and the date of admission:

SCHEME		*ORDINARY SHARES*	*DATE OF ADMISSION*
SMITHS GROUP SHARESAVE SCHEME		229,000	12/06/2001
	AND	240,000	10/07/2001
	AND	265,000	22/08/2001
	AND	600,000	19/04/2002
	AND	277,392	19/08/2002
	AND	285,306	23/06/2003
	AND	273,037	10/07/2003
	AND	282,087	12/08/2003
	AND	250,000	14/06/2004
	AND	250,000	05/08/2004
	AND	250,000	13/09/2004
	AND	200,000	03/08/2005
	AND	200,000	04/08/2005
	AND	200,000	23/08/2005
	AND	200,000	12/09/2005
	AND	200,000	06/07/2006
	AND	200,000	07/07/2006
	AND	200,000	10/07/2006
	AND	200,000	11/07/2006
	AND	180,000	26/02/2007
SMITHS INDUSTRIES (1984) EXECUTIVE SHARE OPTION SCHEME (SINCE 1999)		41,342	11/03/2005
SMITHS INDUSTRIES OVERSEAS EXECUTIVE SHARE OPTION SCHEME		NONE SINCE	1992
SMITHS INDUSTRIES 1995 EXECUTIVE SHARE OPTION SCHEME (SINCE 1999)		225,000	14/03/2005
	AND	220,000	04/05/2005
	AND	200,000	23/06/2005
	AND	200,000	23/09/2005
	AND	200,000	24/10/2005
	AND	190,000	17/01/2006
	AND	190,000	25/01/2006
	AND	190,000	02/02/2006
	AND	190,000	08/03/2006
	AND	190,000	23/05/2006
	AND	190,000	24/05/2006
	AND	190,000	25/05/2006
	AND	190,000	26/05/2006
	AND	200,000	03/08/2006
	AND	200,000	04/08/2006
	AND	200,000	21/09/2006
	AND	200,000	22/09/2006
	AND	200,000	25/09/2006
	AND	200,000	26/09/2006
	AND	200,000	27/09/2006

	AND	200,000	28/09/2006
	AND	200,000	29/09/2006
	AND	200,000	02/10/2006
	AND	200,000	03/10/2006
	AND	200,000	04/10/2006
	AND	200,000	05/10/2006
	AND	200,000	06/10/2006
	AND	200,000	09/10/2006
	AND	200,000	10/10/2006
	AND	200,000	11/10/2006
	AND	200,000	12/10/2006
	AND	200,000	13/10/2006
	AND	200,000	16/10/2006
	AND	200,000	17/10/2006
	AND	200,000	18/10/2006
	AND	200,000	19/10/2006
	AND	200,000	20/10/2006
	AND	200,000	23/10/2006
	AND	200,000	24/10/2006
	AND	200,000	25/10/2006
	AND	180,000	07/02/2007
	AND	180,000	23/02/2007
	AND	180,000	20/04/2007
	AND	180,000	23/04/2007
	AND	180,000	24/04/2007
	AND	180,000	25/04/2007
	AND	180,000	26/04/2007
	AND	180,000	27/04/2007
	AND	180,000	30/04/2007
ISSUES PURSUANT TO MERGER WITH TI GROUP PLC FOLLOWING EXERCISE OF TI GROUP SHARE OPTIONS		243,000	01/05/2001
	AND	237,000	08/05/2001
	AND	238,000	11/05/2001
	AND	242,500	16/05/2001
TI GROUP 1990 EXECUTIVE SHARE OPTION SCHEME		238,000	21/05/2001
	AND	190,000	18/01/2006
	AND	190,000	20/03/2006
TI GROUP 1999 EXECUTIVE SHARE OPTION SCHEME		244,000	22/05/2001
	AND	238,000	31/05/2001
	AND	610,000	05/04/2002
	AND	600,000	17/04/2002
	AND	273,224	11/07/2003
	AND	283,889	13/08/2003
	AND	284,697	11/11/2003
	AND	300,300	02/12/2003
	AND	301,204	09/12/2003
	AND	225,000	19/01/2005
	AND	225,000	21/01/2005
	AND	220,000	25/04/2005
	AND	190,000	26/01/2006
	AND	180,000	19/04/2007
TI GROUP 1981 SAVINGS RELATED SHARE OPTION SCHEME		241,500	24/05/2001
TI GROUP 1994 SAVINGS RELATED SHARE OPTION SCHEME		242,700	23/05/2001
	AND	296,956	01/10/2003

	AND	200,000	12/10/2005
	AND	200,000	20/10/2005

9. Total number of *securities* in issue at the end of the period: 573,985,047 ordinary shares

Contact for queries:

10. Name: Neil Burdett
11. Address: Smiths Group plc, 765 Finchley Road, London NW11 8DS
12. Telephone: 020 8457 8229

END

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Additional Listing
Released	10:21 02-May-07
Number	9402V

smiths

Application has been made to The UK Listing Authority and the London Stock Exchange for a block listing of 180,000 Ordinary shares of 25p each under the Smiths Industries 1995 Executive Share Option Scheme, to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

END

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Company	Smiths Group PLC
TIDM	SMIN
Headline	Disposal
Released	16:30 04-May-07
Number	1610W

smiths

Smiths Group completes sale of aerospace businesses

SMITHS Group plc today announces the completion of the $4.8 billion sale of its aerospace businesses to General Electric Company in line with the terms set out in the Circular to Shareholders dated 30 January. Completion follows regulatory approval from all relevant authorities including the European Union and the US.

Commenting on the sale, Smiths Group chief executive Keith Butler-Wheelhouse said: "We are delighted to have completed this transaction which delivers on the Board's objective to create superior shareholder value. Looking forward, Smiths is focused on the high growth detection, medical devices, energy and communications markets. We are now well positioned to capitalise on opportunities to deliver enhanced returns and strong cash conversion."

As announced on 15 January, Smiths proposes to return £2.1bn to shareholders by means of a B share scheme accompanied by a share consolidation, the details of which will be set out in a Circular to be sent to shareholders in the near future.

Contacts:

Investor Relations	**Media**
Russell Plumley	Chris Fox
+44 (0)20 8457 8203	+44 (0)20 8457 8403

Smiths Group
Smiths is a global technology company, listed on the London Stock Exchange. Smiths Group is a world leader in the practical application of advanced technologies. Its products and services make the world safer, healthier and more productive. Smiths Group has three divisions focused on the high growth detection, medical devices, energy and communications markets. It employs more than 20,000 people in over 50 countries. For more information visit www.smiths.com

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Free annual report

Company	Smiths Group PLC
TIDM	SMIN
Headline	Directorate Change
Released	16:32 04-May-07
Number	1619W

4 MAY 2007

SMITHS GROUP PLC

DIRECTORATE CHANGE

LISTING RULE 9.6.11 R

Dr John Ferrie, CBE resigned as an executive director of the Company today, following completion of the sale of the Company's Aerospace Division.

END

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END